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                             January 6, 2023

       Michael Kliger
       Chief Executive Officer
       MYT Netherlands Parent B.V.
       Einsteinring 9
       85609 Ascheim/Munich
       Germany

                                                        Re: MYT Netherlands
Parent B.V.
                                                            Form 20-F for the
Fiscal Year Ended June 30, 2022
                                                            Filed September 15,
2022
                                                            File No. 001-39880

       Dear Michael Kliger:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended June 30, 2022

       Item 5. Operating and Financial Review and Prospects
       Non-IFRS Measures, page 68

   1. We note that you present certain Non-IFRS measures on page 68 such as Adjusted
                                                        EBITDA Margin, Adjusted
Operating Income Margin, and Adjusted Net Income Margin
                                                        but do not provide
equally prominent disclosure of the most comparable IFRS measure as required by Item
10(e)(1)(i)(A) of Regulation S-K. Please revise to provide equally prominent disclosure of
the most comparable IFRS measure for all of the Non-IFRS
                                                        measures disclosed here
and elsewhere in your filing such as in the last paragraph on page
                                                        54 where you discuss
your Adjusted EBITDA margin and the first paragraph on page 58 where you discuss
Adjusted Operating Income but not the most comparable IFRS
                                                        measures.
 Michael Kliger
MYT Netherlands Parent B.V.
January 6, 2023
Page 2


MYT Netherlands Parent B.V. Consolidated Financial Statements
Notes to the Consolidated Financial Statements for the period ended 30 June
2022
13. Earnings per Share, page F-26

2. Please explain why the weighted average ordinary shares outstanding used to compute basic and diluted earnings per share for the fiscal year ended June 30, 2022 of 86.3 million shares exceeds the number of outstanding shares at the beginning and end of this period of
         84.5 million and 84.7 million as disclosed in the table on page F-33. Please advise or revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Linda Cvrkel at (202)551-3813 or Angela Lumley at (202) 551-3398
with any questions.



FirstName LastNameMichael Kliger                               Sincerely,
Comapany NameMYT Netherlands Parent B.V.
                                                               Division of
Corporation Finance
January 6, 2023 Page 2                                         Office of Trade
& Services
FirstName LastName